                                                                       EXHIBIT 2

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2001, 2002,
2003, 2004 and 2005, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the six months ended June 30, 2005 and 2006, and the selected consolidated balance sheet data as of June 30, 2005 and 2006, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the
Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial Review and Prospects" included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

                                                           YEAR ENDED DECEMBER 31,                            SIX MONTHS ENDED JUNE 30,
                                      2001           2002           2003           2004           2005           2005           2006
                                    --------       --------       --------       --------       --------       --------       --------
STATEMENT OF INCOME DATA
   (IN THOUSANDS):
Revenues:
     Products                       $ 53,547       $ 47,021       $ 33,831       $ 21,670       $ 25,317       $ 10,501       $ 15,739
     Services                          7,279         11,320         12,036         16,128         17,909          8,810          9,307

       Total revenues                 60,826         58,341         45,867         37,798         43,226         19,311         25,046
Cost of revenues:
     Products                         20,774         27,398         29,619         16,645         13,015          6,725          7,142
     Services                          3,599          5,675          6,368          9,719          9,203          4,690          4,584
     Impairment of capitalized
        software                           -              -          5,864          3,597            177

Total cost of revenues                24,373         33,073         41,851         29,961         22,395         11,415         11,726

Gross profit                          36,453         25,268          4,016          7,837         20,831          7,896         13,320
Operating expenses:
     Research and
        development, net               6,281          7,958         10,318         10,744          9,136          4,670          4,381
     Selling and marketing,
         net                          12,206         17,725         19,465         19,220         11,977          7,425          5,070
     General and administra-
        tive                           5,236          6,980          6,333          6,636          6,325          3,218          2,948
     Goodwill write-off                    -              -          1,052                             -
     Allowance for doubtful
        accounts and bad debt
        write-off                          -          7,456            177            (50)             -

Total operating expenses              23,723         40,119         37,345         36,550         27,438         15,313         12,399

Operating income (loss)               12,730        (14,851)       (33,329)       (28,713)        (6,607)        (7,417)           921
Financial income, net                  2,365          3,412          2,793          1,326            153            197             61

Income (loss) before income
   taxes                              15,095        (11,439)       (30,536)       (27,387)        (6,454)        (7,220)           982

Income taxes                          (1,000)           585            456          2,107            624             27             13
Net profit (loss)                   $ 14,095       $(10,854)      $(30,080)      $(29,494)      $ (7,078)      $ (7,247)      $    969

Deemed dividend associated                 -              -              -              -         (1,981)        (1,981)             -
with Beneficial Conversion
feature of Preferred Shares
Net profit (loss) attributed
to Ordinary shares                  $ 14,095       $(10,854)      $(30,080)      $(29,494)        (9,059)      $ (9,228)      $    969

Basic net earnings (loss)
   per share                        $   1.23       $  (0.92)      $  (2.53)      $  (2.48)      $  (0.72)      $  (0.78)      $   0.05

Diluted net earnings (loss)
   per share                        $   1.20       $  (0.92)      $  (2.53)      $  (2.48)      $  (0.72)      $  (0.78)      $   0.05

Weighted average number of
   shares used in computing::

Basic net earnings (loss)
   per share                          11,490         11,853         11,872         11,873         12,577         11,873         14,641

Diluted net earnings (loss)
   per share                          11,722         11,853         11,872         11,873         12,577         11,873         15,516

                             YEAR ENDED DECEMBER 31

                                                    YEAR ENDED DECEMBER 31,                                  JUNE 30,
                                ----------------------------------------------------------------      ----------------------
                                  2001          2002          2003          2004          2005          2005          2006
                                --------      --------      --------      --------      --------      --------      --------
BALANCE SHEET DATA
    (IN THOUSANDS):
Cash and cash equivalents       $ 36,111      $ 33,972      $ 13,901      $  5,472      $ 18,034      $ 11,347      $ 24,863
Short term bank deposits             193         1,229         4,365         2,372         1,973         1,647         1,728
Marketable securities             18,182        12,889        15,767        12,626        15,713        17,696         9,582
Working capital                   71,506        59,287        38,570        16,806        23,613        23,048        28,017
Total assets                     115,597       104,465        76,606        46,497        55,851        52,417        57,000
Shareholders' equity              94,885        86,268        55,789        26,293        32,443        32,341        35,042

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS.

The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial
Review and Prospects" included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under "Risk factors" in our annual report on Form 20-F for the year ended December 31, 2005 and our registration statement on Form F-3 filed with the SEC on September 7,
2005, our actual results may differ materially from those anticipated in these forward-looking statements.

                                     - 2 -

RESULTS OF OPERATIONS

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                            ----------------
                                                            2005        2006
                                                            ----        ----
Revenues:
     Product                                                  54%         63%
     Service                                                  46%         37%
                                                            ----        ----
     Total revenues                                          100%        100%
Cost of revenues:
     Product                                                  35%         29%
     Service                                                  24%         18%
     Total cost of revenues                                   59%         47%

Gross profit                                                  41%         53%
Operating expenses:
     Research and development, net                            24%         17%
     Selling and marketing                                    38%         20%
     General and administrative                               17%         12%
                                                            ----        ----

     Total operating expenses                                 79%         50%
                                                            ----        ----

Operating income(loss)                                       (38)%         4%
Financial income, net                                          1%          0%
                                                            ----        ----

Income (loss) before income taxes                            (37)%         4%
Income taxes                                                   0%          0%
                                                            ----        ----
Net Income (loss)                                            (38)%         4%
                                                            ====        ====
 Deemed dividend associated with Beneficial Conversion
   feature of Preferred Shares                               (10)%         -
                                                            ----        ----
 Net Income (loss) attributed to Ordinary shares             (48)%         4%
                                                            ----        ----

                                                            ====        ====

                            SIX MONTHS ENDED
                                JUNE 30,
                            -----------------
                             2005      2006
                            ------     ------

SALES BY GEOGRAPHIC AREA:
Israel                          9%       8%
United States                  36%      43%
Europe                         29%      23%
Australia                       8%       9%
South America                   6%       9%
Far East                        2%       3%
South Africa                   10%       5%
                            100.0%   100.0%
                            =====    =====

                                     - 3 -

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2005 AND SIX MONTHS ENDED JUNE 30, 2006

REVENUES

                        SIX MONTHS ENDED         % CHANGE SIX
                             JUNE 30,            MONTHS ENDED
                        ------------------      JUNE 30, 2005
 ($ IN MILLIONS)        2005          2006         VS. 2006
                        ----          ----     -----------------

Product sales          $10.5         $15.7           50%
Services                 8.8           9.3            6%
Total Revenues          19.3          25.0           30%

Product sales revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

The increase in our product revenues for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 was primarily attributable to the acceleration of our order intake during 2005 which resulted from the realization of marketing and sales activities started in 2003 and 2004. The 50% increase in our product revenues for the six months ended June 30, 2006 was partially moderated by a 6 % increase in our service revenues in the six months ended June
30, 2006, which represents approximately 100% renewal of our maintenance orders and the receipt of new orders for support and maintenance resulted from new projects.

COST OF REVENUES

                               SIX MONTHS ENDED       % CHANGE SIX
                                    JUNE 30,          MONTHS ENDED
                               ------------------     JUNE 30, 2005
($ IN MILLIONS)                2005          2006        VS. 2006
                               ----          ----        --------

Cost of product sales          $ 6.7         $ 7.1           6%
Cost of services                 4.7           4.6        (0.2)
Total cost of revenues          11.4          11.7           3%

Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses, amortization of capitalized software and royalties paid to the Office of the
Chief Scientist in each year.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services, personnel costs for telephone support and maintenance and other allocated expenses.

GROSS PROFIT

                           SIX MONTHS ENDED     % CHANGE SIX
                                JUNE 30,        MONTHS ENDED
                           ---------------      JUNE 30, 2005
($ IN MILLIONS)            2005       2006         VS. 2006
                           ----       ----         --------

Product Sales              3.8          8.6         126%
Services                   4.1          4.7          15%
Total gross profit         7.9         13.3          68%

                                     - 4 -

GROSS PROFIT AS A PERCENTAGE OF REVENUES

                                         SIX MONTHS ENDED
                                             JUNE 30,
                                        ------------------
                                        2005          2006
                                        ----          ----

Product sales                            36%           55%
Services                                 47%           51%
Total gross profit                       41%           53%

Total gross profit increased to $13.3 million for the six months ended June 30,
2006 from $7.9 million for the six months ended June 30, 2005. While our product sales increased by 50%, the cost of the product sales increased by 6%. This was primarily the result of efficiency measures taken mostly in the area of manpower reduction. These efficiency measures also resulted in the maintaining of cost of service while increasing service revenues.

OPERATING EXPENSES

                                     SIX MONTHS ENDED      % CHANGE SIX
                                         JUNE 30,          MONTHS ENDED
                                    -----------------      JUNE 30, 2005
($ IN MILLIONS)                     2005         2006        VS. 2006
                                    ----         ----        --------

Research and development           $ 4.7         $ 4.4          (6)%
Selling and marketing                7.4           5.1         (31)%
General and administrative           3.2           2.9          (9)%
Total operating expenses            15.3          12.4         (19)%

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures decreased 6% to $4.4 million in the six months ended June 30, 2006, from $4.7 million in the six months ended June 30,
2005. This decrease was primarily due to manpower reduction and to our decision to re-focus our product offering. This decrease did not materially affect our efforts to improve the infrastructure and functionality of our products. In each of such periods, there were no grants recognized and no costs were capitalized.

SELLING AND MARKETING EXPENSES. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 20% of total revenues in the six months ended June 30,
2006, compared to 38% of total revenues in the six months ended June 30, 2005.
This decrease was primarily due to manpower reduction and our decision to focus our efforts on selected target markets in specific geographic areas, as well as on strategic customers.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses were
$3.2 million in the six months ended June 30, 2005 and $2.9 million in the six months ended June 30, 2006. The reason for the decrease in general and administrative expenses, despite the increase in our revenues, was primarily due to our continuing efforts to reduce overhead expenses and to maintain a lower level of infrastructure.

FINANCIAL INCOME, NET. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial income decreased to $61,000 for the six months ended June 30, 2006, from $0.2 million for the six months ended June 30,
2005. The decrease in our financial income was due primarily to the decrease of the face value of our investments in structured notes.

DEEMED DIVIDEND ASSOCIATED WITH BENEFICIAL CONVERSION OF PREFERRED SHARES

In connection with our issuance of preferred shares and warrants in January
2005, we have applied EITF 00-27, "Application of Issue No. 98-5 to Certain
Convertible Instruments," ("EITF 00-27") which resulted in the recognition of
$1,981 related to the beneficial conversion feature on the preferred shares. We accounted for the beneficial conversion feature as a deemed dividend to our preferred shareholders of $ 1,981 and a credit to additional paid in capital.

                                     - 5 -

QUARTERLY RESULTS OF OPERATIONS

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31, June 30 2006, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                             QUARTERS ENDED
 (IN THOUSANDS)                                         MARCH 31,       JUNE 30,
                                                         -------         -------
                                                          2006            2006
                                                         -------         -------
Revenues:
       Products                                            7,948           7,791
       Services                                            4,547           4,760
                                                         -------         -------

            Total revenues                                12,495          12,551
Cost of revenues:
       Products                                            3,748           3,394
       Services                                            1,932           2,652
 Total cost of revenues                                    5,680           6,046
                                                         -------         -------

Gross profit                                               6,815           6,505

Operating expenses:

          Research and development, net                    2,105           2,276
          Selling and marketing                            2,535           2,535
          General and administrative                       1,456           1,492
                                                         -------         -------
Total operating expenses                                   6,096           6,303

Operating Income (loss)                                      719             202
Financial (expenses)  income, net                             96             (35)
                                                         -------         -------

Income (loss) before income taxes                            815             167
Income taxes                                                  12               1
                                                         -------         -------
Net Income (loss)                                            803             166

Net Income (loss)  attributed to Ordinary shares             803             166
Net Income (loss)  attributed to Ordinary
 shareholders - basic and diluted                           0.04            0.01

                                     - 6 -

                                                   QUARTERS ENDED
                                                MAR. 31,      JUNE 30,
                                                  ----          ----
                                                  2006          2006
                                                  ----          ----
Revenues:
       Products                                     64%          62%
       Services                                     36%          38%
            Total revenues                         100%         100%
Cost of revenues:
       Products                                     30%          27%
       Services                                     15%          21%
            Total cost of                           45%          48%
            revenues
Gross profit                                        55%          52%
Operating expenses:
          Research and development, net             17%          18%
          Selling and marketing                     20%          20%
          General and administrative                12%          12%
Total operating expenses                            49%          50%
Operating  Income (loss)                             6%           2%
Financial income, net                                1%           1%
                                                   ---          ---
Income (loss) before income taxes                    7%           1%

Income taxes                                         0%           0%
                                                   ---          ---
Net loss
                                                   ---          ---
Net Income  (loss)  attributed to Ordinary
shares                                               6%           1%
                                                   ===          ===

B.   LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents, marketable securities and long-term bank deposits of $36.5 million as of June 30, 2006, compared to $31.9 million as of
June 30, 2005.

Our operating activities provided cash of $0.3 million in the six months ended
June 30, 2006, compared to the use of $1.5 million in the six months ended June
30, 2005. We had 24.9 million net cash provided from financing activities in the six months ended June 30, 2006 and $12.4 million net cash provided by financing activities in the six months ended June 30, 2005.

Our capital expenditures were $1 million for the six months ended June 30, 2005, compared to $0.6 million for the six months ended June 30, 2005. We did not capitalize any amount invested for development in the six months ended June 30,
2005 and 2004.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

                                     - 7 -

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (gross). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred
Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Our management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending June 30,
2007. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the twelve months ended June 30, 2007.

                                     - 8 -